UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Green Plains Partners LP

(Name of Issuer)

Common Units, Representing Limited Partner Interests

(Title of Class of Securities)

393221106

(CUSIP Number)

Railroad Ranch Capital Master Fund, LP

1845 Woodall Rodgers Fwy

Suite 1015

Dallas, Texas 75201

Tel: (214) 996-0852

With a Copy to:

Andrew Rosell

Winstead PC

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

Tel: (817) 420-8200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MASTER FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,028,200 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,028,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS JDS EQUITY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,028,200 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,028,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). JDS Equity, LLC (“JDS Equity”) is the general partner of Railroad Master Fund and of Railroad Ranch Capital, LP (“Railroad Capital”), which is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. In its capacities as the general partner of Railroad Capital and of Railroad Master Fund, JDS Equity may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 925,380 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 925,380 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,380 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Partners, LP (“Railroad Capital Partners”) is a limited partner of Railroad Master Fund. Railroad Capital Partners may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 925,380 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 925,380 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 925,380 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital, LP (“Railroad Capital”) is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. Railroad Capital may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106
1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,028,200 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,028,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management, LP (“Railroad Capital Management”) acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. In its capacity as an investment adviser of Railroad Master Fund, Railroad Capital Management may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS RAILROAD RANCH CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,028,200 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,028,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management GP, LLC (“Railroad Capital Management GP”) acts as general partner of the investment adviser to Railroad Master Fund. In its capacity as general partner of the investment adviser of Railroad Master Fund, Railroad Capital Management GP may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

CUSIP No. 393221106

1	NAME OF REPORTING PERSONS JAMES D. SHELTON, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF COMMON UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,028,200 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,028,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of Common Units, Representing Limited Partner Interests of the Issuer (“Common Units”), underlying long call options that are currently exercisable and that are held by Railroad Ranch Capital Master Fund, LP (“Railroad Master Fund”). Railroad Ranch Capital Management, LP (“Railroad Capital Management”) acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. Railroad Ranch Capital Management GP, LLC (“Railroad Capital Management GP”) acts as general partner of the investment adviser to Railroad Master Fund. JDS Equity, LLC (“JDS Equity”) is the general partner of Railroad Master Fund and of Railroad Ranch Capital, LP, which is the general partner of Railroad Ranch Capital Partners, LP, a limited partner of Railroad Master Fund. Mr. Shelton owns all of the outstanding equity interests in and controls JDS Equity and in Railroad Capital Management GP. Mr. Shelton may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.

Explanatory Note

This Amendment No. 1 hereby amends the Schedule 13D first filed by the Reporting Persons (as defined below), on March 5, 2021 (as amended, the “Schedule 13D”).  The securities to which the Schedule 13D relates are outstanding Common Units, Representing Limited Partnership Interests (“Common Units”), of Green Plains Partners, LP, a Delaware limited partnership (the “Issuer”), underlying long call options that are currently exercisable and that are held by the Reporting Persons. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 1 shall have the meaning ascribed to such term in the Schedule 13D.

On April 16, 2021, 382,500 Common Units underlying American-style long call options that were held by Railroad Master Fund (as defined below) expired and were not called by Railroad Master Fund. As a result, the Reporting Persons are no longer beneficial owners of more than 5% of the Common Units of the Company. While the Reporting Persons’ ownership has now dropped below 5%, their views on the Issuer’s value have not changed, and they will continue actively monitoring the situation with the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons are as follows:

Railroad Ranch Capital Master Fund, LP

Amount beneficially owned:	1,028,200 (1)
Percent of class:	4.4% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,028,200 (1)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,028,200 (1)

JDS Equity, LLC

Amount beneficially owned:	1,028,200 (3)
Percent of class:	4.4% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,028,200 (3)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,028,200 (3)

Railroad Ranch Capital Partners, LP

Amount beneficially owned:	925,380 (4)
Percent of class:	4.0% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	925,380 (4)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	925,380 (4)

Railroad Ranch Capital, LP

Amount beneficially owned:	925,380 (5)
Percent of class:	4.0% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	925,380 (5)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	925,380 (5)

Railroad Ranch Capital Management, LP

Amount beneficially owned:	1,028,200 (6)
Percent of class:	4.4% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,028,200 (6)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,028,200 (6)

Railroad Ranch Capital Management GP, LLC

Amount beneficially owned:	1,028,200 (7)
Percent of class:	4.4% (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,028,200 (7)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,028,200 (7)

James D. Shelton, Jr.

Amount beneficially owned:	1,028,200 (8)
Percent of class:	4.4 (2)
Number of Common Units as to which the person has:
Sole power to vote or direct the vote:	0
Shared power to vote or direct the vote:	1,028,200 (8)
Sole power to dispose or direct the disposition of:	0
Shared power to dispose or direct the disposition of:	1,028,200 (8)

(1) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund.
(2) Based on 23,208,171 Common Units, as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on March 15, 2021.
(3) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. JDS Equity is the general partner of Railroad Master Fund and of Railroad Capital, which is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. In its capacities as the general partner of Railroad Capital and of Railroad Master Fund, JDS Equity may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.
(4) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Partners is a limited partner of Railroad Master Fund. Railroad Capital Partners may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.
(5) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. Railroad Capital may be deemed to have shared voting and/or dispositive power with respect to a portion of the Common Units beneficially owned by Railroad Master Fund.
(6) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Management acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. In its capacity as an investment adviser of Railroad Master Fund, Railroad Capital Management may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.
(7) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund Railroad Capital Management GP acts as general partner of the investment adviser to Railroad Master Fund. In its capacity as general partner of the investment adviser of Railroad Master Fund, Railroad Capital Management GP may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.
(8) Consists of Common Units underlying long call options that are currently exercisable and that are held by Railroad Master Fund. Railroad Capital Management acts as an investment adviser to, and manages investment and trading accounts of, Railroad Master Fund. Railroad Capital Management GP acts as general partner of the investment adviser to Railroad Master Fund. JDS Equity is the general partner of Railroad Master Fund and of Railroad Capital, which is the general partner of Railroad Capital Partners, a limited partner of Railroad Master Fund. Mr. Shelton owns all of the outstanding equity interests in and controls JDS Equity and in Railroad Capital Management GP. Mr. Shelton may be deemed to have shared voting and/or dispositive power with respect to Common Units beneficially owned by Railroad Master Fund.

(c)	Annex A hereof sets forth the transactions by the Reporting Persons in securities of the Issuer since the most recent filing of the Schedule 13D.

(d)

Except as set forth herein, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons.

(e)	Each Reporting Persons ceased to be a beneficial owner of more than five percent of the Common Units on April 16, 2021.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Amendment No. 1 and any amendment or amendments to the Schedule 13D. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

As of the date hereof, Railroad Master Fund has entered into certain cash-settled swap agreements with unaffiliated third party financial institutions (the “Swaps”). The Swaps held by Railroad Master Fund represent economic exposure to an aggregate of 623,201 Common Units. The Swaps provide Railroad Master Fund with economic results that are comparable to the economic results of ownership, but do not provide Railroad Master Fund with the power to vote or direct the voting or dispose of or direct the disposition of the Common Units that are the subject of the Swaps. The Reporting Persons disclaim beneficial ownership of the Common Units that are the subject of the Swaps.

Except as described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or, to the best of the Reporting Persons’ knowledge, between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 20, 2021

RAILROAD RANCH MASTER FUND, LP

By:	JDS Equity, LLC,
its general partner

	By:	/s/ James D. Shelton, Jr.
Manager

JDS EQUITY, LLC

By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL PARTNERS, LP

By:	Railroad Ranch Capital, LP,
its general partner

	By:	JDS Equity, LLC,
its general partner

		By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL, LP

By:	JDS Equity, LLC,
its general partner

	By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL MANAGEMENT, LP

By:	Railroad Ranch Capital Management GP, LLC,
its general partner

	By:	/s/ James D. Shelton, Jr.
Manager

RAILROAD RANCH CAPITAL MANAGEMENT GP, LLC

By:	/s/ James D. Shelton, Jr.
Manager

/s/ James D. Shelton, Jr.
JAMES D. SHELTON, JR., in his individual capacity

Annex A

Schedule of Transactions

Nature of Transaction	Amount of Underlying Common Units Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Open Market Purchase via Swap	7,836.00	12.7893	March 19, 2021
Open Market Purchase via Swap	785.00	12.09	March 24, 2021
Open Market Purchase via Swap	4,225.00	12.2876	March 31, 2021
Open Market Purchase via Swap	1,685.00	12.19	April 12, 2021
Open Market Purchase via Swap	1,090.00	12.04	April 15, 2021
Open Market Purchase via Swap	4,998.00	11.84	April 16, 2021
Open Market Purchase via Swap	17,932.00	11.8643	April 20, 2021